

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3010

September 3, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Growth Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

> **Re:** **CNL Macquarie Global Growth Trust, Inc.**
> **Amendment No. 3 to Form S-11**
> **File No. 333-156479**
> **Filed August 20, 2009**
>
> **Sales Materials**
> **Submitted July 31, 2009 and August 26, 2009**

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that references to page numbers below correspond to the marked courtesy copy you provided to us.

Management Compensation, page 56

1. We note your response to comment 3 of our letter dated July 29, 2009. Considering your charter limits your maximum leverage, with certain exceptions, your disclosure here should be based on that level of leverage when discussing

maximum amounts. You may include appropriate footnote disclosure to clarify your intentions regarding using a lower amount of leverage. Please revise your disclosure accordingly.

Sales Literature submitted July 31, 2009 and August 26, 2009

CNL Macquarie Global Growth Trust Offering Brochure

2. We note that CNL Macquarie Global Growth Trust is a blind pool and currently owns no properties. Since they are not owned by the issuer, please remove the photographs of buildings from the brochure.

3. The presentation of the risk factors is more tightly spaced, both vertically and horizontally, than the information in the rest of the brochure. Please revise to present the risk factors in a manner to enhance the readability, similar the promotional text throughout the brochure. In addition, please ensure that each of the risk factors presented on the prospectus cover page is included in this brochure.

4. Please revise the inside of the brochure to include a prominent reference to risks associated with this investment and direct readers to the discussion of risk factors on the back page of the brochure. Please ensure that the cross-reference is prominently placed rather than including it in a footnote at the bottom of a page.

Web Page Screen Shots

5. Please provide us with a screen shot of the link to Risk Factors, which appears at the bottom of each page.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jamie John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter E. Reinert, Esq.
        via facsimile (407) 843-4444